

March 5, 2009

Mr. Michael G. Moore
Chief Financial Officer
Gulfport Energy Corporation
14313 North May Avenue, Suite 100
Oklahoma City, Oklahoma 73134

> **Re:** **Gulfport Energy Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2007**
> **Filed March 17, 2008**
> **Form 10-Q for Fiscal Quarter Ended September 30, 2008**
> **Filed November 7, 2008**
> **Response Letter Dated February 19, 2009**
> **File No. 000-19514**

Dear Mr. Moore:

We have reviewed your filings and response letter and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Engineering Comments

Form 10-K for the Fiscal Year Ended December 31, 2007

General

1. We have reviewed your responses to prior comments 1 and 2, and the supplemental material you provided to address the issue concerning the extended period over which you have been developing your proved undeveloped reserves. We note that from 2000 through 2007 you have spent less than one half of your estimated future development costs, frequently, only employing 4 – 5% per year of those total costs. We also note that in 2006 and 2007 you spent approximately

21.6% and 17% of your total future costs respectively, but that in 2008 the amount spent appears to be lower.

Given the irregularity of developmental expenditures, and the prolonged period of development, we ask that you provide, on a going-forward basis, enhanced disclosure of your history and future plans of developing your company-wide proved undeveloped reserves. Please ensure that this disclosure includes the following:

- A table showing the portion and volumes of your total PUD reserves that you converted to proved developed status and the capital expenditures you utilized over each of the last five years to develop these reserves;
- The portion of your PUD reserves that are scheduled for development beyond five years, the associated development capital (i.e. estimated future costs of development) and the reasons for the delay beyond five years.

Please continue to provide this disclosure annually until only an immaterial portion of your reserves are scheduled for development beyond five years. You may wish to provide comparable disclosure on the West Cote Blanche Bay field.

Closing Comments

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Lily Dang at (202) 551-3867 if you have questions regarding comments on the financial statements and related matters. You may contact James Murphy, Petroleum Engineer at (202) 551-3703 with questions about engineering comments. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

Karl Hiller
Branch Chief